SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 30969; File No. 812-14282

Hatteras Alternative Mutual Funds Trust, et al., Notice of Application

February 27, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements with Wholly-Owned Sub-Advisers (as defined below)

and Non-Affiliated Sub-Advisers (as defined below) without shareholder approval and would grant

relief from certain disclosure requirements. The order would supersede a prior order that granted

relief with respect to non-affiliated sub-advisers and from certain disclosure requirements ("Prior

Order").[1]

Applicants: Hatteras Alternative Mutual Funds Trust ("HAMFT") (f/k/a/ AIP Alternative

Strategies Funds), Underlying Funds Trust ("UFT") (HAMFT and UFT, each, a "Trust" and,

together, the "Trusts"), and Scotland Acquisition, LLC, d/b/a Hatteras Funds, LLC ("Adviser").

Filing Dates: The application was filed on February 21, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 24, 2014 and

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[1] AIP Alternative Strategies Funds and Alternative Investment Partners LLC, Investment Company Act Release Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order).

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants: 8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1. Each Trust is organized as a Delaware statutory trust and is registered under the

Act as an open-end management investment company. Each Trust currently is comprised of five

separate series of shares (each, a "Series"), each with its own distinct investment objective,

strategies, policies and restrictions. The Series of HAMFT pursue their respective investment

objectives by investing substantially all of their assets in one or more of the Series of UFT

pursuant to section 12(d)(1)(G) of the Act. The Adviser, a Delaware limited liability company,

is a wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary

of RCS Capital Corporation.[2] The Adviser is registered as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act").[3] Any future Adviser will also be registered

as an investment adviser under the Advisers Act.

2. The Adviser will serve as the investment adviser to each Series pursuant to an

investment advisory agreement with the applicable Trust ("Investment Advisory Agreement").[4]

The Investment Advisory Agreement has been approved, or will be approved, by the board of

trustees of the applicable Trust ("Board"),[5] including a majority of the members of the Board

who are not "interested persons," as defined in section 2(a)(19) of the Act, of the applicable

Trust, of a Series or the Adviser ("Independent Trustees") and by the shareholders of the relevant

Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of

the Investment Advisory Agreement comply with section 15(a) of the Act.

3. Under the terms of the Investment Advisory Agreement, the Adviser, subject to

the supervision of the Board, will provide continuous investment management of the assets of

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[2] The term "Adviser" includes (a) Scotland Acquisition, LLC, d/b/a/ Hatteras Funds, LLC and (b) any entity controlling, controlled by or under common control with, Scotland Acquisition, LLC, d/b/a Hatteras Funds, LLC or its successors. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] Applicants request that the relief apply to applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager of managers structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of the application ("Sub-Advised Series"). All registered open-end management investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application. If the name of any Sub-Advised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Series, or a trademark or trade name that is owned by that Adviser, will precede the name of the Sub-Adviser.

[4] On October 1, 2013, RCS Capital Corporation and the Adviser entered into an asset purchase agreement ("Purchase Agreement") with Hatteras Alternative Mutual Funds, LLC ("HAMF") (f/k/a AIP Alternative Investment Partners LLC), the current investment adviser to the Trusts. Under the Purchase Agreement, the Adviser will purchase from HAMF, and HAMF will sell to the Adviser, substantially all the assets related to the business and operations of HAMF (the "Transfer"). The consummation of the Transfer is subject to various conditions, including shareholder approval of the Investment Advisory Agreements between the Adviser and the applicable Trust. The requested order would supersede the Prior Order following the consummation of the Transfer.

[5] The term "Board" also includes the board of trustees or directors of a future Series.

each Series. The Adviser will periodically review each Series' investment objective, policies

and strategies, and based on the need of a Series may recommend changes to the investment

objective, policies and strategies of the Series for consideration by the Board. For its services to

each Series under the Investment Advisory Agreement, the Adviser will receive an advisory fee

from that Series based on the average daily net assets of that Series. The Investment Advisory

Agreement provides that the Adviser may, subject to the approval of the Board, including a

majority of the Independent Trustees, and the shareholders of the applicable Series (if required),

delegate portfolio management responsibilities of all or a portion of the assets of a Series to a

Sub-Adviser.[6]

    4.   Applicants request an order to permit the Adviser, subject to the approval of the

Board, including a majority of the Independent Trustees, to, without obtaining shareholder

approval: (i) select Sub-Advisers to manage all or a portion of the assets of a Series and enter into

Sub-Advisory Agreements (as defined below) with the Sub-Advisers; and (ii) materially amend

Sub-Advisory Agreements with the Sub-Advisers.[7] The requested relief will not extend to any

sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in

section 2(a)(3) of the Act, of the Sub-Advised Series, of the Trust, or of the Adviser, other than by

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[6]As used herein, a "Sub-Adviser" for a Series is: (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series; (b) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same entity that, indirectly or directly, wholly owns the Adviser (each of (a) and (b), a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"); or (c) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the applicable Series, the applicable Trust, or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Series (each, a "Non-Affiliated Sub-Adviser").

[7]Shareholder approval will continue to be required for any other sub-adviser change (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to as "Ineligible Sub-Adviser Changes").

reason of serving as a sub-adviser to one or more of the Sub-Advised Series ("Affiliated Sub-Adviser").

5.   Pursuant to the terms of the Investment Advisory Agreement, the Adviser will have overall responsibility for the management and investment of each Series' assets. These responsibilities include recommending the removal or replacement of Sub-Advisers, determining the portion of that Sub-Advised Series' assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.

6.   The Adviser will enter into sub-advisory agreements with various Sub-Advisers ("Sub-Advisory Agreements") to provide investment management services to the Sub-Advised Series. The terms of the Sub-Advisory Agreements will comply with the requirements of section 15(a) of the Act and will be approved by the Board, including a majority of the Independent Trustees, in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The specific day-to-day investment decisions for each applicable Series will be made by that Series' Sub-Adviser, which has discretionary authority to invest the assets or a portion of the assets of that Series subject to the general supervision of the Adviser and the Board. The Adviser will compensate each Sub-Adviser out of the advisory fees paid to the Adviser under the Investment Advisory Agreement; in the future, Sub-Advised Series may directly pay advisory fees to the Sub-Advisers.

7.   Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager

Information Statement;[8] and (b) the Sub-Advised Series will make the Multi-Manager

Information Statement available on the website identified in the Multi-Manager Notice no later

than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information

Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days

thereafter. In the circumstances described in the application, a proxy solicitation to approve the

appointment of new Sub-Advisers provides no more meaningful information to shareholders

than the proposed Multi-Manager Information Statement. Applicants state that each Board

would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into

or amending a Sub-Advisory Agreement.

8.   Applicants also request an order exempting the Sub-Advised Series from certain

disclosure obligations that may require each Sub-Advised Series to disclose fees paid by the

Adviser to each Sub-Adviser. Applicants seek relief to permit each Sub-Advised Series to disclose

(as a dollar amount and a percentage of the Sub-Advised Series' net assets): (a) the aggregate fees

paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-

Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the

"Aggregate Fee Disclosure").

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[8] A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure (as defined below). Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.	Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.	Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.	Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers that are suited to achieve the Series' investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser – the selection, supervision and evaluation of the Sub-Adviser – without incurring unnecessary delays or expenses is appropriate in the interest of the Series' shareholders and will allow the Series to operate more efficiently. Applicants state that the Investment Advisory Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act and approved by the Board, including a majority of the Independent

Trustees, in the manner required by sections 15(a) and 15(c) of the Act. Applicants are not seeking an exemption with respect to the Investment Advisory Agreement.

7.   Applicants assert that disclosure of the individual fees that the Adviser or Sub-Advised Series would pay to the Sub-Advisers would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser, or the Aggregate Fee Disclosure, in the case of a Sub-Advised Series that directly compensates a Sub-Adviser, will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series' fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

8.   For the reasons discussed above, applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Sub-Advised Series in the manner described in the application must be approved by shareholders of a Sub-Advised Series before that Sub-Advised Series may rely on the requested relief. In addition, applicants state that the proposed conditions to the requested relief are designed to

address any potential conflicts of interest, including any posed by the use of Wholly-Owned Sub-Advisers, and provide that shareholders are informed when new Sub-Advisers are hired. Applicants assert that conditions 6, 7, 9, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest with affiliated persons of the Adviser, including Wholly-Owned Sub-Advisers. Applicants state that, accordingly, they believe the requested relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Sub-Advised Series may rely on the order requested in the application, the operation of the Sub-Advised Series in the manner described in the application, including the hiring of Wholly-Owned Sub-Advisers, has been, or will be, approved by, a majority of the Sub-Advised Series' outstanding voting securities, as defined in the Act, or in the case of a Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series' shares to the public.

2.   The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Sub-Advised Series will hold itself out to the public as employing the Manager of Managers Structure. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to

oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.   The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series' assets, and, subject to review and approval by the Board, the Adviser will: (a) set the Sub-Advised Series' overall investment strategies; (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Sub-Advised Series' assets; and (c) implement procedures reasonably designed to ensure that the Sub-Advisers comply with a Sub-Advised Series' investment objectives, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate the Sub-Advised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.   A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.   A Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Notice and Access Procedures.

6.   At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.   Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Trust's Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.   No trustee or officer of the Trusts or of a Sub-Advised Series or any partner, director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

14.   For Sub-Advised Series that pay fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Sub-Advised Series will be required to be approved by the shareholders of the Sub-Advised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary